EXHIBIT 2.01

May 25, 2016

CONFIDENTIAL

Icelandic Water Holdings hf

Attn: Jon Olafsson, Chairman

Hli∂arendi, 816 Ölfus

Iceland

Phone: 354 412 2100

Fax: 354 412 2109

Re:	Non-Binding Letter of Intent to Purchase Icelandic Glacial™ natural spring water brand.

Dear Sir:

This Non-Binding Letter of Intent ("LOI") outlines the proposal by and between Mix 1 Life,Inc.,a Nevada corporation (hereinafter the "Company" or "Mix 1 Life"), and Icelandic Water Holdings hf, aIcelandic corporation (hereinafter "Icelandic"), whereby Mix 1 Life will acquire from Icelandic 100% of the ownership interests in Icelandic Glacial™ natural spring water brand including additional assets described below in Schedule A.

For purposes of this Letter, Mix l Life and Icelandic are sometimes collectively referred to as "Parties" and individually as a "Party."). It being understood, moreover, that any terms contained herein are not comprehensive and additional terms remain to be set forth in the Definitive Agreements described below, into which this LOI and all prior discussions shall merge.

BACKGROUND

A. Icelandic bottles and sells natural spring water for customers in Iceland and internationally. It offers carbon neutral bottled water. Icelandic provides its products through stores in the United States,the United Kingdom, and Canada and online. Icelandic owns Icelandic Glacial™ natural spring water brand, intellectual property and trademarks, (collectively,shall be referred to hereinafter as the "Brand Assets").

B. Mix1 Life, Inc. focuses on developing, marketing, and distributing nutritional supplements and beverages. The Company offers Mix1 protein drinks. It holds the beverage license of the energy drink, No Fear, which it distributes primarily through a direct store delivery network

C. Mix 1 Life desires to acquire 100% of the Brand Assets described in Schedule A from Icelandic in exchange for shares of common stock of the Company to be determined in the Defmitive Agreement at closing (hereinafter "Mix 1 Life Shares").

1.

Acquisition. Mix 1 Life and Icelandic will execute a Definitive Agreement (''Definitive Agreement") in which Mix 1 Life will acquire all of the Assets listed in Schedule A in exchange for Mix 1 Life Shares (the "Acquisition").

2.	The Closing of the Acquisition ("Closing"). Closing of the Definitive Agreement shall occur on or before July 30, 2016.

3.	Consideration. At Closing Mix 1 Life will issue Mix1 Life Shares to Icelandic in exchange for 100% of the ownership interest in the Assets listed in Schedule A.

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4.

Due Diligence. Mix 1 Life and its attorneys, accountants and other representatives will have full access to the books and records of Icelandic to complete its due diligence investigation of Icelandic and its corporate structure before execution of the Definitive Agreement.

5.

Representations and Warranties. The Definitive Agreement would contain such representations and Mix 1 Life may reasonably require warranties with respect to the business, property and financial condition of Icelandic. In turn, Mix 1 Life would provide Icelandic with certain representations and Icelandic may reasonably require warranties to the business, property and financial condition of Mix 1 Life. These representations and warranties by both Parties would include, without limitation, matters such as the following:

As to Icelandic:

a.

Icelandic has all requisite corporate power and authority to own and hold its respective properties and conduct the business in which it is engaged; holds all material licenses, intellectual property, trademarks, permits and other authorizations from governmental authorities needed to conduct its business.

b.	Icelandic has good and marketable title to all of its assets, and title is valid and proper.

c.	The financial statements of Icelandic since inception are true, correct and complete.

As to Mix 1 Life:

a.

Mix 1 Life is duly organized and validly existing under the laws of its state of incorporation and has all the requisite corporate power and authority to own and hold its respective properties and conduct the business in which it is engaged.

6.

Issuance of Shares. The shares issued in the Acquisition will be issued in reliance on certain exemptions from registration provided by the Securities Act of 1933 and are not intended to be registered with the Securities and Exchange Commission.

7.	Shareholder Approval. The Acquisition will not be subject to approval by Mix 1 Life's shareholders; however will be subject to approval by the Mix 1 Life Board of Directors.

8.

Conditions. The Definitive Agreement will provide that the obligations of the respective parties to complete the Acquisition would be subject to the following conditions together with such other conditions as may reasonably be required by each party:

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Conditions Prior to Icelandic Closing:

a.	The Board of Directors of Mix 1 Life shall have approved the Acquisition; and

b.	There shall have been no material adverse change in the financial condition, earnings or prospects of Mix 1 Life; and

c.	Icelandic shall complete such due diligence as is deemed by its Board of Directors sufficient to complete the Acquisition; and

d.	Icelandic shall obtain an independent third party valuation of Mix 1 Life's business as part of their due diligence; and

e.	Mix 1 Life shall have obtained a commitment for financing of $10 million USD.

Conditions Prior to Mix 1 Life Closing:

a.	There shall have been no material adverse chailge in the financial condition, earnings or prospects of Icelandic.

b.	Mix 1 Life shall complete such due diligence as is deemed by its Board of Directors sufficient to complete the Acquisition.

9.

Press Release. The Parties will consult with each other prior to issuing any press release or other public statement regarding the proposed transaction. It is strictly understood by the Parties that the information contained herein is confidential in nature and that no such public disclosure shall be made by either party until such time as the Definitive Agreement is executed, unless mutually agreed to by the Parties, or as required by law.

10.

Disclosure. Mix I Life and Icelandic agree to take all responsible precautions to prevent their respective officers, directors, employees, affiliates agents or other having knowledge of the proposed Acquisition until the proposed Acquisition has been closed. The parties understand and agree that until a press release is issued, if ever, or other public disclosure has been made by Mix 1 Life, neither party will disclose the fact that these negotiations are taking place, except to professional advisor and to employees of Mix 1 Life and Icelandic on a need to know basis.

11.

Continuation of Business. From the date of this letter of intent until the expiration of the Exclusive Period, as defined below, Icelandic will continue to operate its business in the ordinary course and will not enter into any transaction or agreement or take an action out of the ordinary course.

12.

Expenses. Whether or not the Parties enter into the Definitive Agreement, all costs and expenses incurred in connection with this LOI and the proposed Acquisition shall be paid by the party incurring such costs. If for any reason the transaction is not consummated, neither party will have any claim against the other with respect to such expenses.

13.

Nature of Negotiations. The Parties understand that the negotiations described in this LOI are merely preliminary Acquisition negotiations and this letter does not constitute a binding proposal or offer by Mix 1 Life or Icelandic. Any such proposal or offer will be subject to execution of a Definitive Agreement containing conditions, including but not limited to those referenced in this LOI.

If the foregoing correctly sets forth the understanding between the Parties,please so indicate in the space provided below for that purpose within 10 days of the date hereof, at which time this proposed Agreement shall be deemed withdrawn without further communication or action.

Mix 1Life,Inc.

Per:	/s/ Cameron Robb
Cameron Robb
Chief Executive Officer

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Icelandic Water Holdings hf

Per:	/s/ Jon Olafsson
Name:	Jon Olafsson
Title:	Chairman of the Board

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SCHEDULE A

ASSETS TO BE PURCHASED

1.	Exclusive Global License for Icelandic Glacial™ brand.

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